UFJ Holdings, Inc.

1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

March 15, 2005

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.



Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

3/21

BY FACSIMILE AND MAIL
Enclosure

Public Notice of the Record Date

UFJ Holdings, Inc. announces that, in accordance with its Articles of Incorporation, Shareholders recorded on the register of shareholders or the beneficial owners' register as at the closing thereof on 31st March, 2005 will be entitled to exercise their rights at the 4th Annual General Meeting of Shareholders which will be held in late June, 2005.

15th March, 2005

UFJ Holdings, Inc.
5-6, Fushimimachi 3-chome,
Chuo-ku, Osaka, Japan

Handling Place of Business of the Transfer Agent:

UFJ Trust Bank Limited
Corporate Agency Department
10-11, Higashisuna 7-chome,
Koto-ku, Tokyo 137-8081, Japan